EXHIBIT 99.1


                   COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)
                              Publicly-held Company
                         CNPJ/MF No. 47.508.411/0001-56


                              Call for the Meeting
                             SPECIAL GENERAL MEETING



The shareholders of COMPANHIA BRASILEIRA DE DISTRIBUICAO are invited to the Special General Meeting to be held at 5:00 pm on March 1st, 2004, at the Company's principal place of business at Avenida Brigadeiro Luiz Antonio, n. 3142, in this capital, in order to resolve on the following agenda:


Examination, discussion and voting of the Management Proposal concerning the issuance, for public placement, of up to 90,000 (ninety thousand) debentures convertible into Company's preferred shares, without guarantee, in a total amount of up to R$ 900,000,000.00 (nine hundred million Brazilian reais) on the issuance date.


The funds raised from the issuance shall be allocated as follows: (i) payment of Company's short-term debts; and (ii) investment in the opening of new stores, according to the organic growth plan approved by Company's Management.




                         Sao Paulo, February 13th, 2004

                            VALENTIM DOS SANTOS DINIZ
                   Honorary Chairman of the Board of Directors


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COMPANHIA BRASILEIRA DE DISTRIBUICAO

Fernando Tracanella
Investor Relations Director

Daniela Sabbag
Coordinator

Tel: (5511) 3886 0421  Fax: (5511) 3884 2677
cbd.ri@paodeacucar.com.br


                      Website: http://www.cbd-ri.com.br/eng

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Statements included in this report regarding the Company's business perspective, outlooks of operating and financial results, and referring to the Company's potential growth are merely projections and were based on the Management's expectations regarding the Company's future. Those projections are highly dependent on market changes, on the Brazilian general economy performance, on the industry and on international markets and, being, therefore, subject to changes.
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